                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           CONTINENTAL CIRCUITS CORP.
                                       AT
                              $23.90 NET PER SHARE
                                       BY
                           HADCO ACQUISITION CORP. II
                           A WHOLLY-OWNED SUBSIDIARY
                                       OF
                               HADCO CORPORATION

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                NEW YORK CITY TIME, ON THURSDAY, MARCH 19, 1998,
                          UNLESS THE OFFER IS EXTENDED

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT THERETO.

    PARENT AND PURCHASER HAVE ENTERED INTO A STOCKHOLDERS AGREEMENT WITH CERTAIN SELLING STOCKHOLDERS AND THE COMPANY, PURSUANT TO WHICH, AMONG OTHER THINGS, SUCH STOCKHOLDERS HAVE AGREED TO TENDER IN THE OFFER, AND PURCHASER HAS THE RIGHT TO ACQUIRE, UPON THE TERMS AND SUBJECT TO THE CONDITIONS THEREOF, APPROXIMATELY 7.0% OF THE COMPANY'S OUTSTANDING SHARES (CALCULATED ON A FULLY-DILUTED BASIS) AT THE OFFER PRICE.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES WHICH CONSTITUTES AT LEAST NINETY PERCENT OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 14 OF THIS OFFER TO PURCHASE.
                            ------------------------

                                   IMPORTANT

    Any stockholder wishing to tender all or a portion of that stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and either deliver the certificates for those Shares to the Depositary along with the Letter of Transmittal or tender those Shares pursuant to the procedures for book-entry transfer set forth in Section 3 hereof, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if the stockholder wishes to tender such Shares.

    Any stockholder who wishes to tender Shares and whose certificates representing those Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender those Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.
                            ------------------------

                      The Dealer Manager for the Offer is:

                         BANCAMERICA ROBERTSON STEPHENS

February 20, 1998

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
INTRODUCTION.........................................................................      2
1.  Terms of the Offer...............................................................      3
2.  Acceptance for Payment and Payment...............................................      5
3.  Procedure for Tendering Shares...................................................      6
4.  Withdrawal Rights................................................................      8
5.  Certain Federal Income Tax Consequences of the Offer and the Merger..............      9
6.  Price Range of the Shares; Dividends on the Shares...............................     10
7.  Effect of the Offer on the Market for the Shares, Stock Exchange Listing and
    Exchange Act Registration, and Margin Securities.................................     11
8.  Certain Information Concerning the Company.......................................     11
9.  Certain Information Concerning Purchaser and Parent..............................     15
10. Source and Amount of Funds.......................................................     19
11. Background of the Offer..........................................................     19
12. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement;
    the Stockholders Agreement; Employment Agreement; Other Matters..................     21
13. Dividends and Distributions......................................................     32
14. Certain Conditions of the Offer..................................................     32
15. Certain Legal Matters............................................................     34
16. Fees and Expenses................................................................     35
17. Miscellaneous....................................................................     36
SCHEDULE I -- Directors and Executive Officers.......................................    S-1

To the Holders of Common Stock of Continental Circuits Corp.:

                                  INTRODUCTION

     Hadco Acquisition Corp. II ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Hadco Corporation ("Parent"), a Massachusetts corporation, hereby offers to purchase all of the outstanding shares of common stock, $.01 par value (the "Shares"), of Continental Circuits Corp. (the "Company"), a Delaware corporation, at a purchase price of $23.90 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 16, 1998 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury or by a wholly-owned subsidiary of the Company, Shares owned by Parent, or any other wholly-owned subsidiary of Parent and Shares owned by stockholders who shall have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price (or any greater amount paid pursuant to the Offer) in cash, without interest (the "Merger Consideration").

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS ("STOCKHOLDERS"), HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT THERETO.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) THAT NUMBER OF SHARES WHICH CONSTITUTE AT LEAST 90% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION" OR THE "90% TENDER CONDITION"). THE TERM "ON A FULLY DILUTED BASIS" MEANS, AS OF ANY DATE, THE NUMBER OF SHARES TOGETHER WITH SHARES WHICH THE COMPANY MAY BE REQUIRED TO ISSUE PURSUANT TO OBLIGATIONS OUTSTANDING AT THAT DATE UNDER STOCK OPTION, STOCK PURCHASE OR SIMILAR BENEFIT PLANS OR OTHERWISE. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTIONS 1 AND 14.

     The Company has informed Purchaser that, at the close of business on February 16, 1998, 7,290,343 Shares were issued and outstanding and 1,750,000 Shares were reserved for issuance pursuant to stock option plans, of which 989,200 Shares are subject to outstanding stock options granted by the Company to employees and directors (the "Company Stock Options") and 200,000 Shares were reserved for issuance pursuant to the employee stock purchase plan (the "Company Purchase Options").

     Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement") with the Company and certain stockholders of the Company (the "Selling Stockholders") beneficially owning, in the aggregate, 580,000 Shares (or approximately 7.0% of the outstanding Shares calculated on a fully-diluted basis (as defined in the Merger Agreement)). Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed (i) to validly tender pursuant to the Offer all Shares which are owned of record or beneficially by them prior to the Expiration Date and (ii) to vote all such Shares in favor of the Merger.

     The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the Stockholders. Under the Delaware General Corporation Law (the "DGCL"), the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by Purchaser and its affiliates. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other Stockholder. In that event,

Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. If all of the conditions other than the Minimum Tender Condition have been satisfied, and if there has been validly tendered and not withdrawn that number of Shares which constitutes at least a majority of the Shares outstanding on a fully diluted basis (the "Majority Tender Condition"), Parent and Purchaser have agreed to either (i) waive the 90% Tender Condition and substitute the Majority Tender Condition or (ii) terminate the Offer without purchasing any Shares thereunder and require the Company to solicit the approval of its stockholders for a cash merger (the "Cash Merger"). The obligations of Parent and Purchaser to effect the Cash Merger would be subject to stockholder approval of the Cash Merger and the satisfaction of other conditions described in the Merger Agreement (including the conditions to the Offer, other than the 90% Tender Condition).

     The Merger Agreement is more fully described in Section 12. Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer or the Merger. Purchaser will pay all charges and expenses of BancAmerica Robertson Stephens ("Robertson Stephens"), as the dealer manager (the "Dealer Manager"), BankBoston, N.A., as the depositary (the "Depositary"), and MacKenzie Partners, Inc., as the information agent (the "Information Agent") incurred in connection with the Offer. See Section 16.

1.   TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) all Shares that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, March 19, 1998, unless and until Purchaser or in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition and the expiration or termination (the "HSR Condition") of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Offer also is subject to certain other conditions set forth in Section 14. Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. Subject to the terms of the Merger Agreement, if by the Expiration Date any or all of the conditions of the Offer are not satisfied or waived, Purchaser reserves the right (but shall not be obligated except in certain circumstances in the case of the HSR Condition) to (i) extend the period during which the Offer is open and, subject to the rights of tendering Stockholders to withdraw their Shares, retain all tendered Shares until the Expiration Date, (ii) waive any or all of the conditions of the Offer and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission, (the "Commission") accept for payment or purchase all validly tendered Shares and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return promptly all tendered Shares to tendering Stockholders. If all of the conditions other than the Minimum Tender Condition have been satisfied and if there has been validly tendered and not withdrawn that number of Shares which satisfies the Majority Tender Condition, Parent and Purchaser have agreed to either (i) waive the Minimum Tender Condition and substitute the Majority Tender Condition or
(ii) to terminate the Offer and to pursue the Cash Merger.

     Subject to the terms of the Merger Agreement described above, Purchaser expressly reserves the right, subject to applicable law, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance, other than in certain circumstances in the case of the HSR Condition, that Purchaser will exercise its right to extend the Offer. Purchaser also expressly reserves the right, subject to applicable law (including applicable rules of the Commission) and the terms of the Merger Agreement, at any time or from time to time, (i) to delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 by giving oral or written notice of such delay in payment or termination to the Depositary, and
(ii) to waive any conditions or otherwise amend the Offer in any respect, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer. Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the third sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in
Section 14, beyond the time permitted by applicable law, without extending the period during which the Offer is open.

     Pursuant to the terms of the Merger Agreement, without the prior written consent of the Company, Purchaser has agreed not to (and Parent has agreed to cause Purchaser not to) (i) decrease or change the form of consideration payable in the Offer or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer, (iii) impose additional material conditions to the Offer, (iv) waive the 90% Tender Condition, provided that Purchaser shall have the right, at its option and without the Company's consent, to substitute the Majority Tender Condition, (v) extend the Expiration Date of the Offer except that (a) Purchaser may extend the Expiration Date as required by law, (b) Purchaser may extend the expiration date of the Offer for up to ten (10) business days after the initial Expiration Date (or for longer periods (not to exceed 90 calendar days from the date of commencement) in the event that any condition to the Offer is not satisfied), and (c) Purchaser may extend the Offer one or more times for an aggregate period of 15 days (not to exceed 90 calendar days from the date of commencement for any reason other than those in the immediately preceding clause (a) or (b)), or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any other condition to the Offer in its sole discretion; and provided, further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the conditions of the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

     The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow security holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Purchaser decides to increase or, subject to the consent of the Company, to decrease the consideration in the Offer, to make a change in the percentage of Shares sought or to change or waive the Majority Tender Condition and if, at the time that notice of any such change is first published, sent or given to Stockholders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

     The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Stockholders. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     In the event that neither the Offer nor the Cash Merger is consummated, Purchaser may seek to acquire Shares through open-market purchases, privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Offer Price and could be for cash or other consideration.

2.   ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for, up to an aggregate of 8,279,543 Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn), promptly after the later to occur of: (i) the Expiration Date and
(ii) the date of satisfaction or waiver of all the conditions to the Offer set forth in this Offer to Purchase. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or a timely Book-Entry Confirmation with respect to the Shares, if such procedure is available, into the Depositary's account at the Book-Entry Transfer Facilities (as defined in Section 3) pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed with all required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) all other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as defined in Section 3) to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Share that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Stockholders, Purchaser's obligation to make such payment shall be satisfied and tendering Stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent. Under no circumstances will interest accrue on the consideration to be paid for the Shares by Purchaser, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for any reason pursuant to the terms and conditions of the Offer or if certificates are submitted for more Shares than are tendered, certificates for the Shares not purchased or tendered will be returned pursuant to the instructions of the tendering Stockholder without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay the increased consideration for all the Shares purchased pursuant to the Offer, whether or not the Shares were tendered prior to the increase in consideration.

     Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to Parent or one or more wholly owned subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.   PROCEDURE FOR TENDERING SHARES

     Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either (i) a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates representing Shares must be received by the Depositary at any such address prior to the Expiration Date or (b) the Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of the Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY OF THE LETTER OF TRANSMITTAL TO THE DEPOSITARY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by a registered holder (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loans associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates representing Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates representing Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a Stockholder wishes to tender Shares pursuant to the Offer and the Stockholder's certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, the Shares may nevertheless be tendered, if all the following guaranteed delivery procedures are complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser with this Offer to Purchase, is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares in proper form for transfer or a Book-Entry Confirmation with respect to all tendered Shares and/or, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile) and any required signature guarantees or Agent's Message in connection with a Book-Entry Transfer Facility and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ/National Market System trading days after the date of execution of the Notice of Guaranteed Delivery.

     THE NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND OR TRANSMITTED BY TELEGRAM, FACSIMILE TRANSMISSION OR MAILED TO THE DEPOSITARY AND MUST INCLUDE AN ENDORSEMENT BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THE NOTICE OF GUARANTEED DELIVERY.

     IN ALL CASES, SHARES SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE) IS RECEIVED BY THE DEPOSITARY.

     THE METHOD OF DELIVERY OF CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of certificates for (or Book-Entry Confirmation with respect to) the Shares, and a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE PAYMENTS MADE TO STOCKHOLDERS WITH RESPECT TO THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, A STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT HE IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL AND SECTION 5 BELOW.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Shares. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering Stockholder irrevocably appoints designees of Purchaser as his attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Stockholder's rights with respect to the Shares tendered by the Stockholder and purchased by Purchaser and with respect to any and all other Shares, rights or other securities issued or issuable in respect of those Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts the Shares for payment. Upon acceptance for payment, all prior powers of attorney and proxies given by the Stockholder with respect to the Shares (and any other Shares, rights or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Stockholder. The designees of Purchaser will be empowered to exercise all voting and other rights of the Stockholder with respect to such Shares (and any other Shares, rights or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Stockholders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise (including any such meeting or action by written consent to approve the Merger). Purchaser reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of the Shares, Purchaser must be able to exercise full voting and other rights with respect to the Shares (and any Shares, rights or other securities so issued in respect of such purchased Shares), including voting at any meeting of Stockholders then scheduled.

     A tender of Shares pursuant to any of the procedures described above will constitute the tendering Stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering Stockholder's representation and warranty to Purchaser that (a) such Stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and conditions of the Offer.

4.   WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after April 21, 1998. If Purchaser extends the Offer, is delayed in its purchase of or payment for Shares, or is unable to purchase or pay for Shares for any reason then, without prejudice to the rights of Purchaser, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

     The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary then, prior to the release of the certificates, the tendering Stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

     Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

     The following is a summary of the principal federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger (including any cash amounts received by dissenting Stockholders pursuant to the exercise of appraisal rights). This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative rulings and practice. Legislative, judicial or administrative authorities or interpretations are subject to change, possibly on a retroactive basis, at any time and therefore could alter or modify the statements and conclusions set forth below. It is assumed that (i) the Shares are held as "capital assets" within the meaning of
Section 1221 of the Code (i.e., property held for investment) and (ii) the Company is not a "collapsible corporation" within the meaning of Section 341 of the Code. This discussion does not address all aspects of federal income taxation that may be relevant to a particular Stockholder in light of such Stockholder's personal investment circumstances, or those Stockholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign corporations and nonresident alien individuals) or to Stockholders who acquired their Shares through the exercise of employee stock options or other compensation arrangements. In addition, the discussion does not address any aspect of foreign, state, local or estate and gift taxation that may be applicable to a Stockholder.

     Consequences of the Offer and the Merger to Stockholders. The receipt of the Offer Price and the Merger Consideration (including any cash amounts received by dissenting Stockholders pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a Stockholder will recognize gain or loss equal to the difference between his adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss, if, on the date of sale (or, if applicable, the date of the Merger) the Shares were held for more than one year.

     Backup Tax Withholding. Under the Code, a Stockholder may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments made in connection with the Offer or the Merger. Backup withholding generally applies if the Stockholder (i) fails to furnish his social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under the penalties of perjury, that the TIN provided is his correct number and that he is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each Stockholder should consult with his own tax advisor as to his qualifications for exemption from withholding and the procedure for obtaining such exemption. See Instruction 10 of the Letter of Transmittal.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

6.   PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     According to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997 (the "Company 10-K"), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 1997 (the "Company 10-Q") and information supplied to Purchaser by the Company, the Shares commenced trading on the NASDAQ/National Market System under the trading symbol "CCIR" on March 15, 1995. The Company has never paid cash dividends on the Shares. The following table sets forth, for the periods indicated, the high and low transaction prices per Share reported by NASDAQ/National Market System:

                                                                    HIGH     LOW
                                                                    ----     ---
            Fiscal 1996 (year ended 7/31/96):
              First Quarter (August 1 - October 31)...............  17       13
              Second Quarter (November 1 - January 31)............  17 1/2   13 1/4
              Third Quarter (February 1 - April 30)...............  16       10 3/4
              Fourth Quarter (May 1 - July 31)....................  13 3/4    9 1/

            Fiscal 1997 (year ended 7/31/97):
              First Quarter (August 1 - November 2)...............  12 15/16 10 1/4
              Second Quarter (November 3 - February 2)............  14       10
              Third Quarter (February 3 - May 3)..................  14 1/2   11 5/8
              Fourth Quarter (May 4 - July 31)....................  19       12

            Fiscal 1998 (year ended 7/31/98):
              First Quarter (August 1 - November 1)...............  22       16 1/4
              Second Quarter (November 2 - January 31)............  19 1/4   11 7/8
              Third Quarter (through 2/13/98).....................  16 7/8   13 13/16

     On February 13, 1998, the last full trading day before the public announcement of Purchaser's intention to acquire the Shares, the last reported sale price on the NASDAQ/National Market System was $16.88 per Share. On February 19, 1998, the last full trading day before the commencement of the Offer, the last reported sale price on the NASDAQ/National Market System was $23.50 per Share. Stockholders are urged to obtain current market quotations for the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, STOCK EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION, AND MARGIN SECURITIES

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

     The extent of the public market for the Shares and, according to the published guidelines of the National Association of Securities Dealers, the continued trading of the Shares on the NASDAQ/National Market System, after commencement of the Offer, will depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act, as described below, and other factors.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholders' meeting and the related requirement of an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities," or eligible for listing or NASDAQ reporting. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Delaware corporation with its principal executive offices located at 3502 East Roeser Road, Phoenix, Arizona 85040. According to the Company 10-K, the Company manufactures complex multilayer, surface mount, circuit boards used in sophisticated electronic equipment in the computer, communications, instrumentation and industrial control industries. The Company's circuit boards are used principally in workstations, desktop and notebook computers, computer networking products, storage devices, medical equipment, cellular telephones and pagers. The Company sells its products primarily to leading original equipment manufactures (OEMs) and contract manufacturers in the United States and abroad. The Company has focused its marketing efforts on the development of strategic relationships with key customers who are leaders in their industries and who utilize the most advanced circuit board technology. The Company's principal customers include OEMs such as Hewlett-Packard, Digital Equipment, IBM, Rockwell

International/Allen Bradley and Compaq Computer and contract manufacturers such as Solectron, SCI Systems, Jabil Circuit and Electronic Assembly.

     Set forth below is certain selected consolidated financial information, with respect to the Company and its subsidiaries excerpted from the Company 10-K and the Company 10-Q for the fiscal quarter ended November 1, 1997. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable in the manner set forth below under "Available Information."

                  CONTINENTAL CIRCUITS CORP. AND SUBSIDIARIES

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME DATA:

                                                                               THREE MONTHS ENDED
                                               YEARS ENDED JULY 31,                NOVEMBER 1,
                                         ---------------------------------     -------------------
                                          1995         1996         1997        1996        1997
                                         -------     --------     --------     -------     -------
Net sales..............................  $95,372     $108,362     $120,752     $27,123     $34,306
Income from operations.................   11,817       10,869       13,567       2,030       2,064
Interest expense.......................      878          470          354       2,433         122
Net income.............................    6,654        6,283        8,022       2,365       1,410
Net income per share...................  $  0.99     $   0.85     $   1.08     $  0.19     $  0.33

CONSOLIDATED BALANCE SHEETS DATA:

                                                                  AT JULY 31,             AT
                                                              -------------------     NOVEMBER 1,
                                                               1996        1997          1997
                                                              -------     -------     -----------
Working capital.............................................  $14,729     $14,016       $15,298
Total assets................................................   59,586      82,859        95,530
Total liabilities...........................................   15,554      30,615        40,855
Shareholders' equity........................................   44,032      52,244        54,675

     Certain Company Projections. During the course of discussions among Parent, Purchaser and the Company that led to the execution of the Merger Agreement (see Section 11 below), the Company provided Purchaser and Parent with certain non-public business and financial information about the Company. The information included income and cash flow statements which projected for the Company and its subsidiaries, on a consolidated basis (not including acquisition proposals), (i) for the fiscal year ending July 31, 1998, (a) net sales of approximately $159.9 million, (b) earnings before interest, taxes, depreciation and amortization of approximately $31.7 million, (c) net income of approximately $12.1 million, and (d) earnings per share of $1.60; and (ii) for the fiscal year ending July 31, 1999 (a) net sales of approximately $226.0 million, (b) earnings before interest, taxes, depreciation and amortization of approximately $59.9 million, (c) net income of approximately $28.8 million, and (d) earnings per share of $3.24.

     The Company does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because the information was provided to Purchaser and Parent. The projections were not prepared with a view to public disclosure or for compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company has advised Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions, and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. None of the Company, Purchaser or Parent or their respective financial advisors, or any of their respective directors or officers, assumes any responsibility for the accuracy of any of the projections. Because the estimates and assumptions underlying the projections are inherently subject to significant economic and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond the Company's, Purchaser's and Parent's control, there can be no assurance that the projections will be realized. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those projected.

     On February 17, 1998, the Company issued the following press release:

     "Continental Circuits Corp. (NASDAQ: CCIR) today reported financial results for its fiscal 1998 second quarter ended January 31, 1998.

     For the quarter, the Company reported a net loss of $2.6 million, or $0.35 per diluted share, from sales of $35.3 million, compared to its fiscal 1997 second quarter net income of $1.8 million, or $0.24 per diluted share, from sales of $29.5 million. Reported earnings include a one time in process research development write off of $4.3 million, or $0.58 per diluted share, in connection with the Company's acquisition of Flexible Circuits Technology dba Dynaflex during the second quarter. Excluding one time charges, profit after tax for the quarter was $1.7 million, or $0.22 per diluted share, compared to $1.8 million, or $0.24 per diluted share, for the same quarter last year. The Company said that earnings per diluted share were also driven by delays in the production ramp up for the new inner layer facility in Phoenix and associated increases in manufacturing costs from higher scrap, lower labor productivity and overhead absorption.

     Frederick G. McNamee, III, Continental Circuits Chairman and Chief Executive Officer, commented on the results saying, 'Although the results for the second quarter are not what we had hoped and we are disappointed with manufacturing volumes achieved through the new inner layer facility for the quarter, we remain confident that our overall plan for increasing our volume manufacturing capacity in Phoenix is sound. We have identified and addressed the issues causing the delay and believe that we will achieve the daily production levels required to bring the manufacturing ramp up back on track. In addition, except for the one-time research and development write off, our acquisitions of Dynaflex and PCA Design are proceeding according to plan, and our Austin quick-turn facility start-up remains on track with production to begin by the end of the third quarter of 1998.' In addition, during the second quarter, the Company performed an evaluation of various tax credits available and determined that it was eligible for additional credits. Accordingly, the estimated effective tax rate for the 1998 fiscal year was lowered to 28% and the second quarter results reflect a 'catch up' adjustment for this change. While the Company anticipates credits will be available in future years, it is anticipated that the estimated tax rate will increase in future years.

     Gross margin as a percentage of sales in the quarter was 14.0% compared to 17.5% in the second quarter a year ago, and 17.3% for the first quarter of fiscal 1998. At the end of the quarter, backlog exceeded $20.0 million, while the Company's book-to-bill ratio was approximately 0.9 to 1, and the average days' sales outstanding on accounts receivables was 50 days. At the quarter's end, inventories increased to $13.1 million, compared to $11.5 million at the end of the first quarter of fiscal 1998. The Company said that the current higher levels of inventory and lower inventory turns are consistent with the need for added materials to minimize production delays and maximize efficiencies as the new inner layer facility ramps up to its full manufacturing run rate.

     Debt levels at the end of the second quarter were approximately $29 million, an increase of approximately $11 million from the first quarter, driven by the acquisition of Dynaflex and additional equipment purchases for the Phoenix inner layer facility. The average interest rate on the Company debt was approximately 8.2%. Mr. McNamee concluded, saying, 'The prospects for the rest of the fiscal year are very positive. Looking ahead, we anticipate sequential growth in the remaining quarters of the year through capacity increases in the new Phoenix inner layer facility and the Austin quick-turn facility.'

     During the second quarter, the Company also announced that it had acquired substantially all of the assets and business of Dynaflex, a San Jose, California-based flexible printed circuit manufacturer on November 17, 1997, and PCA Design Incorporated, a Saratoga, California-based printed circuit software designer on February 9, 1998. Both acquisitions were effected through CCIR of California Corp., a wholly owned subsidiary of the Company. In addition, on February 11, 1998 the Company secured a $6 million tax-exempt revenue bond financing through the Capital Industrial Development Corporation of Travis County Texas. The bond financing was obtained through the CCIR of Texas Corp., another wholly owned subsidiary of the Company. Continental Circuits Corp. manufactures complex, multilayered circuit boards and flexible circuits used in sophisticated electronic equipment produced by leaders in the computer, communications, instrumentation and industrial control industries.

     The statements contained in this release regarding the non-recurring nature of certain write offs and costs, the scheduled ramp up of the Company's Phoenix facility, the estimated start-up of the Austin facility, the integration of the Dynaflex and PCA Design acquisitions, improvements in future gross margins and prospects for the rest of the year constitute 'forward looking' statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as changes in demand for, and acceptance of the Company's products, the ability of the Company's contractors to timely complete the Austin facility expansion project, the availability of supplies, the ability to receive required capital equipment on anticipated delivery dates, the ability to develop the manufacturing processes required to expand its inner layer, quick-turn and flexible circuit manufacturing capabilities, the ability to manage growth, the ability to effectively integrate recent acquisitions into its existing operations and other risks and uncertainties described in reports and other documents filed by Continental Circuits from time to time with the Securities Exchange Commission. Any of the assumptions could prove inaccurate, and therefore there can be no assurance that the forward-looking information will prove to be accurate."

     Available Information. The Company is subject to the informational filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, the Company files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center,

500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents on file with the Commission and other publicly available information. Although Purchaser and Parent do not have any knowledge that any such information is untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.   CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

     Purchaser, a Delaware corporation, was organized to acquire all of the outstanding Shares pursuant to the Offer and the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Purchaser is owned directly by Parent. Parent, a Massachusetts corporation, is the largest manufacturer of advanced electronic interconnect products in North America. Parent's principal products are complex multilayer rigid printed circuits and backplane assemblies used in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/ telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. Parent provides customers with a range of products and services that includes development, design, quick-turn prototype, pre-production, volume products, and backplane assembly. Parent's customers include a diverse group of OEMs and contract manufacturers. The principal executive offices of Purchaser and Parent are located at 12A Manor Parkway, Salem, New Hampshire 03079.

     Except as described in this Offer to Purchase, during the last five years, none of Purchaser, Parent, or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Purchaser and Parent are set forth in Schedule I hereto.

     Set forth below is certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted from Parent's Annual Report on Form 10-K for the fiscal year ended October 25, 1997. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                               HADCO CORPORATION

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

                                                                            YEAR ENDED
                                                            -------------------------------------------
                                                            OCTOBER 28,     OCTOBER 26,     OCTOBER 25,
                                                               1995            1996            1997
                                                            -----------     -----------     -----------
Net sales.................................................   $ 265,168       $ 350,685       $ 648,705
Income (loss) from operations.............................      33,906          51,532          (1,194)(1)
Interest income (expense), net............................       1,132            (338)        (10,923)
Net income (loss).........................................      21,374          32,014         (36,493)
Net income (loss) per share...............................        1.98            2.89           (3.18)

CONSOLIDATED BALANCE SHEET DATA:

                                                                            OCTOBER 26,     OCTOBER 25,
                                                                               1996            1997
                                                                            -----------     -----------
Working capital...........................................                   $  43,561       $  53,693
Total assets..............................................                     219,501         502,517
Total current liabilities.................................                      70,000         112,990
Stockholders' investment..................................                     138,841         239,912

---------------
(1) Includes write off of in process R&D charge.

     On February 17, 1998, Parent issued the following press release:

     "HADCO Corporation (Nasdaq: HDCO) today reported financial results for its first quarter ended January 31, 1998.

     Net sales for the first quarter were $198.3 million, net income was $12.1 million, and diluted earnings per share were $0.90. In the same quarter a year ago, not including the Zycon acquisition, net sales were $111.5 million, and before deducting the non-recurring $78 million write-off relating to the acquisition of Zycon, net income was $8.8 million and diluted earnings per share was $0.81. Comparing these two periods, net sales increased 78%, income increased 38%, and diluted earnings per share increased 11%.

     On a pro-forma basis, assuming the acquisition of Zycon had occurred immediately prior to the beginning of the first quarter of 1997, net sales for that quarter would have been $172.5 million, net income $7.9 million, and diluted earnings per share $0.72. Comparing these pro-forma figures with the first quarter of 1998, net sales increased 15%, net income increased 53%, and diluted earnings per share increased 25%.

     Backlog at the end of the first quarter was $112.8 million, versus $122.2 million for the previous quarter.

     Andy Lietz, President and CEO, said, 'we are very pleased with the record attainment in net sales, and net income. Demand for all of our product offerings increased significantly over the previous quarter. Our backplane assembly net sales increased 39% over the same period a year ago, and increased 32% over the previous quarter. Net sales from our HDI products (high density interconnect or chip carriers) increased 63% over the previous quarter. Printed circuit net sales increased 13% over the previous quarter, and pricing on these products did not change materially from the previous quarter.'

     Hadco is the largest manufacturer of advanced electronic interconnect products in North America. The Company offers a wide array of sophisticated manufacturing, engineering and systems integration services to meet its customers' electronic interconnect needs. The Company's principal products are complex multilayer rigid printed circuits and backplane assemblies. Hadco provides customers with a range of products and services that includes development, design, quick-turn prototype, pre-production, volume products, and backplane assembly. Hadco's customers are a diverse group of original equipment manufacturers and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. The Company operates ten facilities, with nine facilities in the United States and one facility in Malaysia.

     Except for the historical information contained in the press release (including pricing, net revenue, net income, and operating expectations) there may be forward looking statements that involve risks and uncertainties. Factors that could cause actual results to differ materially from forward looking statements include, but are not limited to, general economic conditions, business conditions in the electronics industry, demand for the company's products, and other risks and uncertainties described in reports and other documents filed by the company from time to time with the Securities and Exchange Commission.

     A conference call will take place at 10:00 a.m. EST on February 17. 1998. Dial in number is 415 904 7331. Replay will be available beginning at 11:00 a.m. on February 17th through February 19th at 11:00 a.m. by calling 800-633-8284 with the reservation number 379 8064.

     Hadco Corporation's press releases are available through Company News On-Call by fax 800-758-5804, PIN# 390325, or on the Internet at http://www.hadco.com:8080/

TABLE A

                               HADCO CORPORATION

                 CONSOLIDATED SUMMARY STATEMENTS OF OPERATIONS
           (ALL DOLLAR AMOUNTS, EXCEPT PER SHARE DATA, IN THOUSANDS)

                                                                    THREE MONTHS ENDED
                                                             ---------------------------------
                                                                 JANUARY 25,
                                                                    1997
                                                             -------------------   JANUARY 31,
                                                                                      1998
                                                                          PRO      -----------
                                                                        FORMA(1)     ACTUAL
    Net Sales..............................................  $111,536   $172,547    $  198,274
    Gross Profit...........................................    26,377     34,738        39,067
    Write off of in-process R&D............................   (78,000)
    Income (loss) from Operations..........................   (62,443)    17,977        21,284
    Net Income (loss)......................................   (69,161)     7,900        12,127
    Weighted Average Common and Common Equivalent Shares
      Outstanding (Diluted)................................    10,413     10,944        13,505
    Earnings per share (Diluted)...........................  $  (6.64)  $   0.72    $     0.90
    Other Data:
    Capital Expenditures...................................    11,011   $ 17,939    $   19,366
    Interest Expense.......................................       933      4,669         2,099

                        CONSOLIDATED BALANCE DATA SHEET
                       (all dollar amounts, in thousands)

    Working Capital........................................    22,072         --        66,517
    Total Assets...........................................   448,554         --    $  526,243
                                                             ========   ========      ========
    Long-term Debt and Capital Lease Obligations, Net of
      Current Portion......................................  $228,168         --    $  118,769
    Stockholders' Investment...............................    71,057         --       253,077
                                                             --------   --------   -----------

     (1) Gives effect to acquisition of Zycon assuming such transaction had occurred on October 29, 1995."

     Available Information. Parent is subject to the informational filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, Parent files periodic reports, proxy statements and other information with the Commission under the Exchange Act relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal shareholders of Parent's securities and any material interest of such persons in transactions with Parent. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Except as described in this Offer to Purchase, (i) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of the Company and (ii) none of Parent, Purchaser, or, to the best knowledge of Parent and Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, (i) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contacts, negotiations or transactions between Parent and Purchaser or any of their respective subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

10. SOURCE AND AMOUNT OF FUNDS

     Purchaser estimates that the total amount of funds required to consummate the Offer and the Merger, to pay related fees and expenses and to assume outstanding indebtedness of the Company which may become due as a result of the Offer and the Merger is approximately $222 million. Purchaser expects to obtain these funds in the form of capital contributions and/or loans from Parent. Parent expects to use approximately $222 million of borrowings pursuant to an existing $400 million senior revolving credit loan facility with BankBoston, N.A. for up to an aggregate of $400 million line of credit, the agreement for which was filed as Exhibit 10.45 to Parent's Annual Report on Form 10-K for the fiscal year ended October 25, 1997.

     Interest on loans outstanding under the credit facility is, at the Parent's election, payable at either (1) the higher of the lender's base rate or a floating rate equal to 1.5% over the prevailing U.S. federal funds rate, or (2) a Eurodollar Rate, which is a fixed rate equal to an applicable Eurodollar rate margin plus the prevailing Eurodollar rate for interest periods of one, two, three or six months.

     It is presently anticipated that funds borrowed would be repaid from internally generated funds of Parent and the Company or with the proceeds of subsequent issuances of equity, debt securities or convertible debt securities.

     The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Purchaser believes that the financing of the acquisition of the Shares will be in full compliance with or not subject to the margin regulations.

11. BACKGROUND OF THE OFFER

     Andrew E. Lietz, Chief Executive Officer and President of Parent, and Frederick G. McNamee, III, Chairman, President and Chief Executive Officer of the Company, have known each other for a number of years and have discussed informally from time to time a possible strategic transaction between the two companies. These discussions did not result in any formal action by either company.

     At an industry conference in December 1997, Mr. Lietz approached Mr. McNamee about the possibility of a transaction between the Company and the Parent. Mr. McNamee stated that any transaction must provide significant value to the stockholders and make sense from a strategic perspective.

     In mid-December 1997, Mr. Lietz and Mr. Losik traveled to Dallas where they met with Mr. McNamee and Robert Heller, a member of the Company's Board of Directors. At that time, approaches to valuation of the Company were discussed. Subsequently, on December 30, 1997, the parties entered into a confidentiality agreement pursuant to which Parent agreed to treat confidentially certain information provided by the

Company in connection with determining whether a transaction between them would be desirable. After signing the confidentiality agreement, the Company provided Parent with certain confidential information relating to the Company and its business.

     During the week of January 12, 1998, Mr. Lietz and Mr. McNamee commenced more extensive discussions regarding the possibility of a transaction between the two companies and involved the respective managements of the two companies. During that week, telephone discussions took place between Mr. Losik and Mr. McNamee on the data that would be required and the process that might be followed should these discussions proceed further.

     On January 7 and 8, 1998, members of the Board of Directors of Parent (the "Parent Board of Directors") attended the regular quarterly meeting of such Board. At the meeting, Mr. Lietz discussed the potential of an acquisition of the Company and received approval of the Board to continue discussions.

     On January 26, 1998, representatives of BancAmerica Robertson Stephens ("BARS") met with Mr. McNamee in San Jose, California to affirm Parent's desire to further explore a possible transaction with the Company. In addition, Mr. McNamee and the representatives from BARS discussed preliminarily various proposed terms for a possible transaction, including a possible valuation range based on precedent transactions and EBITDA multiples and the structure of a transaction.

     On February 6, 1998 the management of Parent discussed with the Finance Committee of the Parent Board of Directors the status of discussions with the Company and of the analysis by its investment bankers of a possible transaction involving the Company. Mr. Lietz had several conversations by telephone with Mr. McNamee during the weekend of February 7 and 8, 1998.

     On February 9, 1998 the management of Parent met with Parent Board of Directors to discuss the possible valuation for the proposed transaction and to seek approval to continue preliminary negotiations with the Company. Representatives of BARS attended the meeting of the Parent Board of Directors and made a presentation relating to the possible transaction to the Parent Board of Directors and presented a preliminary valuation analysis of the Company. Upon the request of Parent's management, the Parent Board of Directors authorized Parent's senior management to continue discussions with the Company and to continue its due diligence investigation of the Company.

     On February 10, 1998 Mr. Lietz and a representative of BARS met with Mr. McNamee in Phoenix to inform Mr. McNamee that the Parent Board of Directors had authorized Parent's management to enter into substantive negotiations with the Company and to continue its due diligence investigation of the Company. Also on February 10, 1998 the parties entered into an exclusivity agreement pursuant to which the Company gave Parent an exclusive due diligence period until midnight Phoenix time on February 15, 1998. Parent's legal advisors also delivered an initial draft of the Merger Agreement to the Company's legal advisors on February 11, 1998.

     On February 11, 1998 Parent and its financial and legal advisors arrived in Phoenix to continue due diligence review of the Company. Parent's due diligence review continued through February 14 and included meetings with the Company's senior executives and financial advisor, A.G. Edwards & Sons, Inc. ("A.G. Edwards"), and tours of the Company's facilities in Phoenix, Austin and San Jose.

     Late in the afternoon on February 13, 1998 the Company delivered to Parent its financial results for its second quarter ended January 31, 1998, which were below analyst expectations. After consultation with Parent, representatives of BARS informed representatives of A.G. Edwards that any valuation for the Company might have to be adjusted to reflect the lower than expected earnings and that management of Parent would have to consult with the Parent Board of Directors before continuing with negotiations for the proposed transaction.

     In the morning of February 15, 1998 representatives of BARS delivered to the Parent Board of Directors valuation materials adjusted to reflect the Company's lower than expected financial results. Later that day, the Parent Board of Directors held a telephonic meeting to discuss the recent developments at the Company and to discuss whether the proposed transaction would be possible in light of this new information. After discussions with Parent's management regarding the financial results and the preliminary due diligence findings, the Parent Board of Directors authorized the Company's senior management and its advisors to proceed with negotiations in an effort to agree upon a transaction.

     On February 15, the Board of Directors of the Company (the "Company Board of Directors") held a special meeting in Phoenix, at which all directors were present. The directors discussed industry matters, the Company's historical performance and prospects, the per Share consideration that was likely to be offered by Parent, the ability of Parent to pay cash for the Shares, the time schedule for the Offer and the Merger and other relevant issues. The directors also reviewed a draft Merger agreement and Stockholders Agreement, as preliminarily negotiated. A.G. Edwards gave a formal presentation on the proposed transaction and reviewed materials it prepared which were previously provided to the Company Board of Directors. A.G. Edwards also indicated a price above which, if asked, A.G. Edwards could render an affirmative opinion from a financial point of view as to the fairness of the proposed transaction.

     At the February 15 meeting, the Company Board of Directors established an acquisition committee consisting of all outside (non-employee) directors, and the committee met to consider the proposed transaction. The acquisition committee and the entire Company Board of Directors each approved the transaction with Parent provided that the consideration to be paid to the Stockholders met or exceeded a specified price point, and directed management and A.G. Edwards to hold further discussions and negotiate with Parent to achieve the best price available. The Company Board of Directors also determined that the definitive agreement must allow for its termination by the Company if the Company receives a more favorable, bona fide offer, subject to a reasonable termination fee. The Company's directors unanimously approved the Merger Agreement, the Stockholders Agreement, the Offer and the Merger, subject to successful negotiation of these price and other requirements.

     Late in the afternoon on February 15, 1998 representatives of BARS and A.G. Edwards discussed possible valuations for the proposed transaction in light of the second quarter earnings. Representatives of BARS and A.G. Edwards had a series of negotiations regarding the terms of the proposed transaction and the possible valuation in particular. The parties discussed a wide range of possible valuations ($22.25 to $25.50 on a per share basis) during the evening of February 15, 1998 but late in the evening on February 15, 1998 representatives of BARS and A.G. Edwards determined that they would not be able to agree on the valuation of the Company. Early in the morning on February 16, 1998 representatives of each of BARS and A.G. Edwards, Mr. Lietz and Mr. McNamee continued the discussion regarding the offer price, and during the course of the conversation, they agreed to a valuation of $23.90 per share of the Company.

     On February 16, 1998 the parties' legal advisors finalized the Merger Agreement, and such agreement was then executed. In the morning of February 17, 1998 Parent and the Company issued a joint press release announcing publicly the transaction.

     Reference is made to the Company Statement on Schedule 14D-9 for a description of the matters considered by the Company Board of Directors in connection with its action.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT; EMPLOYMENT AGREEMENT; OTHER MATTERS

     Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is to enable Purchaser to acquire, in one or more transactions, control of the Company and the entire equity interest in the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly.

     Parent regards the acquisition of the Company as an attractive opportunity to acquire a significant and well-established business. Parent believes that the increased scale of the combined businesses will enable Parent to compete more effectively in interconnect products both domestically and internationally. See "Plans for the Company" below.

     Plans for the Company. Parent believes that it and the Company have complementary strengths that will benefit both companies' customers.

     Parent intends to maintain the Company as an operating unit. Parent also intends, from time to time after completion of the Offer, to evaluate and review the Company's operations and the potential opportunities for rationalization and the achievement of synergies with Parent's operations, and to consider what, if any, changes would be desirable in light of the results of such evaluations and reviews.

     Except as noted in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or any subsidiary, or any other material changes in the Company's capitalization, dividend policy, corporate structure or business.

     THE MERGER AGREEMENT.

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined, and copies obtained, as set forth in Section 8 above.

     The Offer. The Merger Agreement provides for the commencement of the Offer within five business days after the public announcement of the execution and delivery of the Merger Agreement. Without the prior written consent of the Company, Purchaser has agreed not to (and Parent has agreed to cause Purchaser not to) (i) decrease the Offer Consideration or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer, (iii) impose additional material conditions to the Offer (iv) waive the 90% Tender Condition; provided that Purchaser shall have the right, at its option and without the Company's consent, to substitute the Majority Tender Condition for the 90% Tender Condition, (v) extend the expiration date of the Offer (except that Purchaser may extend the expiration date of the Offer (a) as required by law,
(b) for up to ten (10) business days after the initial expiration date or for longer periods (not to exceed 90 calendar days from the date of commencement of the Offer) in the event that any condition to the Offer is not satisfied, or (c) for one or more times for an aggregate period of up to 15 days (not to exceed 90 calendar days from the date of commencement for any reason other than those specified in the immediately preceding clause (a) or clause (b))), or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares provided, however, that, except as set forth above, Purchaser may waive any other condition to the Offer in its sole discretion and, provided further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser shall accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof. The initial expiration date of the Offer shall be twenty business days from the commencement; further provided, however, that Purchaser shall extend the expiration date of the Offer for up to 30 additional days in the event and to the extent that the events in both clauses (i) and (ii) below have occurred:
(i) the conditions to the Offer are not satisfied solely because the applicable waiting periods under the HSR Act have not expired or been terminated; and (ii) the Company has made the required HSR filing described in the Merger Agreement within 10 days of the date hereof. Parent, Purchaser and the Company agree that if the Majority Tender Condition and all of the conditions to the Offer other than the 90% Tender Condition shall have been satisfied as of the expiration date of the Offer (as such expiration date may have been extended in accordance with the Merger Agreement), then Parent and Purchaser shall either (i) waive the 90% Tender Condition and substitute the Majority Tender Condition or (ii) terminate the Offer and require the Company to solicit the approval of its stockholders for a Cash Merger, and a Cash Merger shall be governed by the other provisions of the Merger Agreement relating to a Merger, Effective Time, Proxy Statement, Merger Consideration, Closing Date and like terms, all of which shall apply to a Cash Merger, and in such case each issued and outstanding share of the Company Common Stock, options to acquire shares of Company Common Stock and shares of the capital stock of Purchaser will be treated in accordance with
Article III thereof. If pursuant to the provisions of clause (ii) of the preceding sentence Parent and Purchaser elect to terminate the Offer and pursue the Cash Merger, the Company and Parent shall promptly undertake the actions contemplated by the Merger Agreement as if Purchaser had accepted for payment and paid for Shares in the Offer, the obligations of Parent and Purchaser to effect the Cash Merger shall be subject to the provisions of the Merger Agreement and to the satisfaction of the conditions set forth on Exhibit A thereto and the Company and its Subsidiaries shall continue to have the obligations set forth in the Merger Agreement and to be subject to the conditions also set forth therein in respect of the Cash Merger.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries pursuant to the Offer of such number of Shares which represents at least 50.1% of the outstanding Shares (on a fully diluted basis), and from time to time thereafter, Parent shall be entitled to designate such number of directors ("Parent's Designees"), rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of the Company equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (but not more than 75%) (such number being, the "Board Percentage"), and the Company shall, upon request by Parent, promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board and to cause Parent's Designees promptly to be so elected provided that, in no event prior to the Effective time shall the number of Continuing Directors (as defined in the Merger Agreement) on the Board of Directors be less than one. At the request of Parent, the Company shall take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to the Company's Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has been previously provided to the Company's Stockholders in the
Schedule 14D-9. Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any (i) amendment or termination of the Merger Agreement, (ii) extension for the performance or waiver of the obligations or other acts of Parent or Purchaser,
(iii) action which might affect the accuracy of the representations and warranties of the Company in the Merger Agreement, or (iv) waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors (as defined in the Merger Agreement) on the date of the Merger Agreement.

     Effects of the Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will be merged with and into the Company at the Effective Time. Each of the parties shall use its respective reasonable best efforts to cause the Merger to occur as promptly as possible (subject to the limitations contained in the Merger Agreement). At the Effective Time, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation and a wholly owned subsidiary of Parent. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation. Each Share and all other shares of capital stock of the Company that are owned by the Company and all shares and other shares of capital stock of the Company owned by Parent, Purchaser or any other wholly owned Subsidiary of Parent (as defined in the Merger Agreement) or the Company shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor. Each remaining Share (other than Shares owned by Stockholders who have properly exercised dissenters' rights of appraisal under DGCL) will be converted into the right to receive the Offer Consideration (as defined in the Merger Agreement) of $23.90 per Share, net to the seller in cash, less any required withholding taxes upon surrender and exchange of the certificates representing the Shares. The Merger will become effective upon the filing of a certificate of merger ("Certificate of Merger") with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

     The Merger Agreement provides that, as a result of the Merger, the Certificate of Incorporation and Bylaws of Purchaser will be the Certificate of Incorporation (with the name changed to Hadco Phoenix, Inc.) and Bylaws of the Company as the Surviving Corporation, until amended in accordance with the DGCL. In addition, the directors of Purchaser and the officers of the Company immediately prior to the Effective Time will be the initial directors and officers of the Company as the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     Company Stock Options. The Merger Agreement provides that at the earlier of (i) the Effective Time or (ii) immediately prior to the expiration of the Offer (provided that the settlement of the options below, when taken together with Shares tendered immediately prior to such expiration, meets the 90% Tender Condition), each holder of a then outstanding option to purchase Shares under the Company's 1987 Stock Option Plan and 1996 Stock Option Plan (collectively, the "Stock Option Plans"),whether or not then exercisable (the "Options"), shall, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the Option shall be canceled. The surrender of an Option to the Company in exchange for the Offer Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. Prior to the expiration of the Offer, the Company shall obtain all necessary written consents or releases from holders of Options under the Stock Option Plans and to take all such other lawful action as may be necessary to give effect to the transactions contemplated by the foregoing described provisions of the Merger Agreement. To the extent that Parent is satisfied in its sole good faith discretion that the settlement of Options will result in satisfaction of the 90% Tender Condition on the expiration of the Offer and that all other conditions of the Offer have been met, Parent will loan up to $13,000,000 for that purpose.

     Employee Stock Purchase Plan. The Company shall terminate the Company Employee Stock Purchase Plan (the "Stock Purchase Plan") as of the Effective Time pursuant to Article IX thereof and shall refund all payroll deductions for the current Quarterly Investment Period (as defined in the Stock Purchase Plan). All Stock Option Plans shall also terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time. The Company shall take all action necessary to ensure that following the Effective Time no participant in the Stock Purchase Plan, any Stock Option Plan or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof and to terminate all such plans.

     Stockholder Meeting. The Merger Agreement provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a Company Stockholders Meeting (as defined in the Merger Agreement) for the purpose of approving the Merger Agreement and the transactions contemplated thereby. A Company Stockholders Meeting will also be called and held to consider and approve the Cash Merger if the Parent and Purchaser elect to terminate the Offer and to require the Company to solicit approval of the Cash Merger. At the Company Stockholders Meeting, Parent shall cause all of the Shares then owned by Parent and Purchaser to be voted in favor of the Merger. As soon as practicable following the acceptance for payment of and payment for Shares, the Company and Parent shall prepare and file with the Commission a preliminary proxy statement, together with a form of proxy for the purpose of distributing the Proxy Statement (as defined in the Merger Agreement). The Company has agreed to use its best efforts to respond to all Commission comments with respect to such Proxy Statement and to cause such Proxy Statement to be mailed to the Company's Stockholders at the earliest practicable date. Parent, Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality or effect of the foregoing, Parent and Purchaser will furnish to the Company the information relating to Parent or Purchaser required under the Exchange Act and the rules and regulations thereunder to be set forth in the Proxy Statement.

     If Purchaser, or any other Subsidiary of Parent, acquires at least 90% of the outstanding Shares in the Offer, at the request of Purchaser, all parties to the Merger Agreement will take all necessary actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the Stockholders, in accordance with Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties which do not survive the Effective Time. These include representations and warranties by the Company with respect to, among other things, (i) organization, standing and power, (ii) capital structure, (iii) authority; no violations; consents and approvals, (iv) Commission documents, (v) information supplied, (vi) compliance with applicable laws, (vii) litigation, (viii) taxes, (ix) pension and benefit plans; ERISA, (x) absence of certain changes or events, (xi) no undisclosed material liabilities,
(xii) vote required, (xiii) labor matters, (xiv) intangible property, (xv) environmental matters, (xvi) real property, (xvii) insurance, (xviii) board recommendation, (xix) material contracts, (xx) related party transactions, (xxi) indebtedness and (xxii) liens and, (xxiii) opinion of financial advisor.

     Parent and Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization, standing and power, (ii) authority; no violations; consents and approvals, (iii) information supplied,
(iv) board recommendation, (v) financing, and (vi) interim operation of Purchaser.

     Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by the Merger Agreement, or consented to by Parent in writing) the Company and its Subsidiaries shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall use reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. The Company has further agreed that during each period it shall not, nor shall it permit any of its Subsidiaries to:(i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except as required by the terms of its securities outstanding on the date of the Merger Agreement, as contemplated by the Merger Agreement or as contemplated by employee benefit and dividend reinvestment plans in effect on the date of the Merger Agreement; (iii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock;
(iv) grant any options, warrants or rights to purchase shares or amend or reprice any Option, Stock Option Plan or the Stock Purchase Plan; (v) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series, any Company Voting Debt (as defined in the Merger Agreement) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities other than (a) the issuance of Shares upon the exercise of Options granted under Stock Option Plans which were outstanding on February 16, 1998, or in satisfaction of stock grants or stock based awards made prior to February 16, 1998 pursuant to Stock Option Plans required by any individual agreements such as employment agreements or executive termination agreements (in each such case, as in effect on February 16, 1998), and (b) issuances by a wholly-owned subsidiary of its capital stock to its parent; (vi) amend or propose to amend its Restated Certificate of Incorporation or Bylaws; (vii) acquire or agree to acquire by merger or consolidation or purchase a substantial equity interest in or substantial portion of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (viii) other than dispositions in the ordinary course of business consistent with past practice which are not material, individually or in the aggregate, to such party and its subsidiaries taken as a whole, the Company shall not, nor shall it permit any of its subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), any of its assets; (ix) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution except as permitted by the Merger Agreement; (x) take or agree or commit to take any action that would make inaccurate in any material respect any of the representations or warranties or covenants contained in the Merger Agreement or cause any of the conditions to the Merger to not be satisfied in all material respects; (xi) except as specifically described in the Merger Agreement (a) grant any increases in the compensation of any of its directors, officers or key employees, (b) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any existing employee benefit plan to any such director, officer or key employee, whether past or present, (c) enter into any new, or materially amend any existing employment, severance or termination agreement with any such director, officer or key employee, or (d) except as may be required to comply with applicable law, become obligated under any new employee benefit plan or arrangement or amend any existing plan or arrangement if such amendment would have the effect of materially enhancing any benefits thereunder; (xii) except as specifically described in the Merger Agreement, assume or incur any indebtedness for borrowed money or guarantee any indebtedness, or issue or sell any debt securities or warrants or rights to acquire any debt securities or enter into any lease or create any mortgages, liens or security interests on Company or its Subsidiaries' property or enter into any "keep well" or other agreement to maintain the financial condition of another person; (xiii) except as specifically described in the Merger Agreement enter into, modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms of any material contract specified in the Merger Agreement; (xiv) fail to provide Parent with copies of all filings made by the Company with the Commission or any other governmental entity in connection with this Agreement; (xv) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, with respect to its accounting policies, procedures and practices; or (xvi) except as described in the Merger Agreement, incur any capital expenditures that, in the aggregate are in excess of $1,000,000.

     Other Agreements. The Company, Purchaser and Parent have agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may have been imposed on such party with respect to the Offer, the Merger and the transactions contemplated by the Stockholders Agreement (including furnishing all information required under the HSR Act and in connection with approvals of or filings with any other governmental entity) and to promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or their subsidiaries in connection with the Offer, the Merger and the transactions contemplated by the Stockholders Agreement; provided, however, that Parent need not agree with the Department of Justice or any other governmental entity to hold separate, sell or otherwise dispose of any subsidiary of Parent or the Company or assets or properties of any of the foregoing. Each of the Company, Parent and Purchaser will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party, required to be obtained or made by the Company, Parent or any of their subsidiaries in connection with the Offer, the Merger, the Merger Agreement, the Stockholder Agreement or the taking of any action contemplated hereby or thereby.

     No Solicitation. Until the termination of the Merger Agreement, neither the Company or any of its Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys and accountants being referred to herein, collectively, as "Representatives"), will, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance to any person making, or as a result thereof may reasonably be expected to lead to, any Acquisition Proposal (as defined below)), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, and neither the Company nor any of its Subsidiaries will authorize or permit any of its Representatives to take any such action, and the Company shall as soon as possible notify Parent orally and in writing of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its Subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall as soon as possible deliver to Parent a copy of such inquiry or proposal promptly; provided, however, that nothing in the Merger Agreement prohibits the Board of Directors of the Company from:

          (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide Acquisition Proposal and, in respect of which, in the case of an Acquisition Proposal involving the payment of cash, such person or entity has in the reasonable and good faith opinion of the Board of Directors or its Representatives, the necessary funds or written commitments therefor if, and only to the extent that, (A) the Board of Directors of the Company determines in good faith (after consultation with and based on advice of its financial advisor) that such Acquisition Proposal may reasonably be expected, if consummated, to result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement and the Board of Directors determines in good faith, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law, (B) prior to taking such action, the Company (x) provides reasonable prior notice to Parent to the effect that it is taking any such action, describes to Parent in reasonable detail the identity of the offeror and the terms and conditions of such Acquisition Proposal, and furnishes Parent a copy of any written material submitted by the offeror and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (C) the Company shall as promptly and continuously as possible advise Parent as to all of the relevant details relating to, and all material aspects, of any such discussions or negotiations, or

          (ii) failing to make or withdrawing or modifying its recommendation of the Merger Agreement if there exists an Acquisition Proposal and the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law.

     For purposes of the Merger Agreement, "Acquisition Proposal" shall mean any proposal to do any of the following (other than the transactions between the Company, Parent and Purchaser contemplated in the Merger Agreement) involving the Company or any of its Subsidiaries: (i) any merger, consolidation, share, exchange, recapitalization, business combination, or other similar transaction;
(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Fees and expenses. The Merger Agreement provides that, except as described below and therein, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses. The Company has agreed to pay Purchaser a fee in immediately available funds equal to $6,000,000 upon the termination of the Merger Agreement, and as a condition of such termination of the Merger Agreement, if any of the events set forth below shall have occurred (each a "Trigger Event"): (i) the Board of Directors of the Company shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders Agreement; or (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an agreement (other than a confidentiality agreement) with respect to an Acquisition Proposal. Any amount of the termination fee not paid when due will bear interest at the rate of 9% per annum from the date due through and including the date paid.

     Conditions to the Merger. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction, prior to the Closing Date (as defined in the Merger Agreement), of the following conditions:
(i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon if such vote is required by applicable law; provided, that Parent and Purchaser shall vote all Shares purchased pursuant to the Offer or the Stockholders' Agreement in favor of the Merger, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, provided, however, that prior to invoking this condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated.

     The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Purchaser: (i) Purchaser shall have (a) accepted for payment and become obligated to pay for a number of Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own the outstanding Shares of the Company Common Stock satisfying the 90% Tender Condition, or (b) elected pursuant to the Merger Agreement to do a Cash Merger or waived the 90% Tender Condition in favor of the Majority Tender Condition, (ii) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date, (iii) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and (iv) all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and all material licenses, permits, consents, approvals, authorizations, qualifications and orders of other third parties as are necessary in connection with the transactions contemplated in the Merger Agreement shall have been obtained, and
(v) there shall not have occurred any material adverse change in the business, operations, assets, or condition (financial or otherwise) of the Company.

     If the Merger is to be effected as a result of the Cash Merger, the obligations of Parent and Purchaser to effect the Merger are also subject to the satisfaction of the conditions to the Offer (except for the 90% Tender Condition).

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, by: (a) mutual written consent of the Company and Parent, or mutual action of their respective Boards of Directors;
(b) either the Company or Parent prior to the consummation of the Offer (i) if there has been a material breach (for purpose of this clause, a material breach by the Company is defined as a breach or series of breaches the result of which impairs the value of the Company or could reasonably be expected to impair the value of the Company by more than $3.0 million in the aggregate) of any representation, warranty, covenant or agreement on the part of the other set forth in the Merger Agreement which breach has not been cured within ten business days following receipt by the breaching party of notice of such breach, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (c) either the Company or Parent, if the Merger shall not have been consummated on or before July 31, 1998; provided, that such right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (d) by Parent in the event an Acquisition Proposal has been made to the Company and the Company shall fail to reaffirm its approval or recommendation of the Offer, the Merger, the Merger Agreement and the Stockholders Agreement on or before the fifth business day following the date on which such Acquisition Proposal shall have been made; (e) subject to the provisions of the Merger Agreement, by Parent or Company, if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any condition of the Offer; except solely by reason of the failure to satisfy the 90% Tender Condition when the Majority Tender Condition is satisfied (f) except if Parent or Purchaser shall have elected to terminate the Offer and pursue the Cash Merger, by the Company if the Offer shall have expired or been withdrawn, abandoned or terminated without any Shares being purchased by Purchaser on or prior to the 90th day after the date hereof; or (g) the Company or Parent in the event that a Trigger Event has occurred provided the Company may not terminate the Merger Agreement unless it has paid the Termination Fee. In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company, or their respective affiliates, officers, directors or stockholders, except as provided in the Merger Agreement in respect of confidential information, the termination fee and existing breaches of the Merger Agreement.

     Indemnification. The Merger Agreement provides that the Company shall, and from and after the Effective Time, Parent and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the

Effective Time, an officer, director, employee or agent of the Company or any of its subsidiaries (each individually an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based, in whole or in part, on or arising in whole or in part out of the fact that such person is or was a director, officer , employee or agent of the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be (and Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent allowed by law). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and
(ii) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company or the Surviving Corporation as the case may be (but the failure so to notify shall not relieve a party from any liability which it may have under the Merger Agreement except to the extent such failure prejudices such party), and shall to the extent required by the DGCL deliver to the Company (or the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Purchaser agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     Prior to the Effective Time, the Company shall purchase a policy of directors' and officers' liability insurance to be in effect for not less than six years after the Effective Time, providing for claims made type coverage substantially equivalent in scope and content to the coverage provided in the Company's current policies of directors' and officers' liability insurance, and the premiums therefor shall be prepaid in full with respect to matters arising before the Effective Time; provided that the Company shall not pay an annual premium for such insurance in excess of 150% of the last annual premium therefor paid by the Company prior to the date of the Merger Agreement, and provided further, that the Company shall have consulted with Parent prior to the purchase of such insurance or the purchase or renewal of such policies and offer Parent the opportunity to elect to purchase such insurance on behalf of the Company

     Amendment. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the Merger Agreement is approved by the Company's Stockholders, no such amendment or modification shall reduce the amount or change the form of consideration to be delivered to the Stockholders of the Company or the manner in which it will be paid.

     Assignment. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations thereunder to any newly-formed direct wholly-owned subsidiary of Parent.

     Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     State Law. The Company's Restated Certificate of Incorporation and Bylaws contain provisions electing that the Company not be governed by Section 203 of the DGCL. In addition, the Company's Board of Directors and an independent committee of the Board of Directors consisting entirely of disinterested directors have each approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, for purposes of the "business combination" provisions of Section 203 of the DGCL and the Arizona Corporate Takeover Act.

     THE STOCKHOLDERS AGREEMENT

     The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Stockholders Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 above.

     Tender of Shares. Immediately after the execution of the Merger Agreement, Parent, Purchaser and each of the Selling Stockholders entered into the Stockholders Agreement. Upon the terms and subject to the conditions of such agreement, the Selling Stockholders have severally agreed to validly tender pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the respective number of Shares owned beneficially by them and any additional Shares acquired by such Selling Stockholders after the date of such agreement and prior to termination of such agreement.

     Voting. Each Selling Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Stockholders, however called, or in connection with any written consent of the holders of Company Common Stock, such Selling Stockholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such stockholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (b) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (c) (1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses c (1), (2) (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transaction contemplated by the Stockholders Agreement and the Merger Agreement. The Selling Stockholders further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above. The Selling Stockholders further granted to Parent a proxy to vote such Company Common Stock as described above, and that such proxy shall be irrevocable and coupled with interest.

     EMPLOYMENT AGREEMENT

     At the insistence of Parent and to induce Parent to enter into the Merger Agreement, an employment agreement dated as of February 15, 1998 and effective as of the Effective Time of the Merger was entered into by Parent and Frederick
G. McNamee, III (the "Employment Agreement"). The following is a summary of the material terms of the Employment Agreement. This summary is not a complete description of the terms thereof and is qualified in its entirety by reference to the full text thereof, a copy of which has been filed as an exhibit to the
Schedule 14D-1. Pursuant to the Employment Agreement, Mr. McNamee has agreed that following the consummation of the Merger he will continue to serve as Senior Vice President of Parent. The term of Employment Agreement commences at the Effective Time of the Merger and expires on the second anniversary thereof. Pursuant to the Employment Agreement, Mr. McNamee will be paid an annual base salary of $235,000 per year, and will be eligible to participate in the bonus programs of Parent applicable to senior executives, as such programs exist from time to time. The Employment Agreement further provides that Mr. McNamee will purchase from Parent, at the Effective Time, 40,000 shares of Parent common stock at the market price at the time of the purchase, which shares will not be registered under applicable securities laws.

     The Employment Agreement includes a covenant not to compete during the term of the Employment Agreement or to solicit customers or employees of the Company during such term and for a period of one year following termination of Mr. McNamee's employment for any reason, and imposes certain non-disclosure obligations on Mr. McNamee with the respect to confidential and proprietary information. The Company may terminate the Employment Agreement at any time without cause by giving notice to Mr. McNamee, provided that, upon termination without cause, the Company will be obligated to pay Mr. McNamee the amount equivalent to his annual base salary for the remaining term of the Employment Agreement.

     In addition, to attract Mr. McNamee as a Senior Vice President of Parent, Mr. McNamee will receive a non-qualified option to acquire 40,000 shares of common stock of Parent with a per share exercise price equal to the fair market value of the respective shares under option.

     OTHER MATTERS

     Appraisal Rights. No appraisal rights are available to Stockholders in connection with the Offer. However, if the Merger is consummated, a Stockholder will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, that Stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the accomplishment or expectation of the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If a Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the Shares of that Stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his demand for appraisal by delivering to Purchaser a written withdrawal of such demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

     Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger, unless, among other things, the Merger is completed more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority Stockholders be filed with the Commission and disclosed to minority Stockholders prior to consummation of the Merger.

     Stock Ownership. Mr. Lietz beneficially owns 1,000 shares of common stock of the Company which were purchased in open market transactions in December, 1996. Mr. Lietz has not signed any agreement with respect to such shares in connection with the Merger Agreement. Mr. Lietz intends to tender his Shares in the Offer.

13. DIVIDENDS AND DISTRIBUTIONS

     The Company has informed Parent that it has not paid any dividends to date. In the Merger Agreement, the Company agreed that during the period from the date of the Merger Agreement and continuing until the Effective Time it will not, and it will not permit any of its subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock except as required by the terms of its securities outstanding on February 16, 1998, as contemplated by the Merger Agreement or by employee benefit and dividend reinvestment plans in effect on February 16, 1998;
(iv) grant any options, warrants or rights to purchase shares or amend or reprice any Option, any Stock Option Plan or the Stock Purchase Plan; (v) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series, any Company Voting Debt (as defined in the Merger Agreement) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities other than (A) the issuance of Shares upon the exercise of Options granted under Stock Option Plans which were outstanding on February 16, 1998, or in satisfaction of stock grants or stock based awards made prior to February 16, 1998 pursuant to Stock Option Plans required by any individual agreements such as employment agreements or executive termination agreements (in each such case, as in effect on February 16, 1998), and (B) issuances by a wholly-owned Subsidiary of its capital stock to its parent.

14. CERTAIN CONDITIONS OF THE OFFER

     The Merger Agreement provides that, notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend (subject to Section 1.1(b) of the Merger Agreement) or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, (i) there has not been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes at least 90% of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of Shares outstanding, together with Shares the Company may be then required to issue pursuant to obligations outstanding at that date under stock option, stock purchase or other benefit plans or otherwise); (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser, (iii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; or (iv) at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the following events shall occur:

     (A) There shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which seeks to challenge the acquisition by Purchaser of the Shares, restrain, prohibit or delay the making or consummation of the Offer or the Merger or any other merger or business combination involving Purchaser or any of its affiliates and the Company or any of its subsidiaries, prohibit the performance of any of the contracts or other agreements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or the Shares, or obtain any material damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the Shares pursuant to the Offer, the Merger or otherwise, illegal, (iii) seeks to impose limitations on the ability of Purchaser or the Company or any of their respective affiliates or subsidiaries effectively to acquire or hold, or requiring Purchaser, the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of Purchaser or its affiliates or the Company or its subsidiaries, or impose limitations on the ability of Purchaser, the Company or any of their respective affiliates or subsidiaries to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated, (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer, including the Merger, (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware Law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer in any such case which is unacceptable (in its reasonable judgment) to Purchaser or
(vii) challenges or adversely and materially affects the financing of the Offer;

     (B) There shall have been formally proposed, sought, promulgated, enacted, entered or made applicable to the Offer or the Merger or enforced by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might result in any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above;

     (C) There shall have occurred any of the following which, in the good faith judgment of Parent and Purchaser, make it inadvisable to proceed with the Offer and acceptance for payment of, and payment for, the Shares: (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (4) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions,
(5) any significant adverse change in the equity or debt markets in the United States which shall be continuing as of the expiration of the Offer, or (6) in the case of any of the foregoing, a material acceleration or worsening thereof;

     (D) The representations and warranties of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not be true and correct in all material respects (for purpose of this clause, a failure of the representations and warranties to be true and correct in all material respects shall mean a failure or series of failures the result of which impairs the value of the Company or could reasonably be expected to impair the value of the Company by more than $3,000,000) as of the date of the consummation of the Offer as though made on and as of such date except (1) for changes specifically permitted by the Merger Agreement, and (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

     (E) The obligations of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not have been performed or complied with in all material respects by the Company;

     (F) The Merger Agreement shall have been terminated in accordance with its terms;

     (G) Prior to the purchase of Shares pursuant to the Offer, an Acquisition Proposal (as defined in the Merger Agreement) for the Company exists and the Board shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9 in a manner adverse to Purchaser its recommendation of the Offer, the Merger Agreement or the Merger);

     (H) Any person or group (other than Parent and Purchaser) shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company; or

     (I) The Company shall have suffered a material adverse change in its business, operations, assets or condition (financial or otherwise).

     The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time from time to time. Any reasonable determination by Purchaser concerning any of the events described in the Merger Agreement shall be final and binding.

15. CERTAIN LEGAL MATTERS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation, neither Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Section 15, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 above for certain conditions to the Offer.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that the laws were applicable only under certain conditions.

     Neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be unable to vote any shares acquired in the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar-day waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Such filing will be made on or about February 23, 1998. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Purchaser concerning the Offer, the waiting period will be extended and would expire 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the waiting period may be extended only by court order or with the consent of Purchaser. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while the negotiations continue. For information regarding the obligations of the Company, Parent and Purchaser in this regard, see "The Merger Agreement -- Other Agreements" in Section 12.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Purchaser or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of that challenge. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation.

16. FEES AND EXPENSES

     BancAmerica Robertson Stephens is acting as a Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company. Parent has agreed to pay BancAmerica Robertson Stephens a fee of (a) $75,000, which became payable upon the delivery of a fairness opinion by BancAmerica Robertson Stephens to Parent, (b) $75,000, which will become payable upon publication of or reference to such fairness opinion in a proxy statement or registration statement filed with the Commission, and (c) approximately $2.0 million which will become payable upon the acquisition by Parent of a majority of the outstanding Shares, to which fee the fees paid pursuant to (a) and (b) above shall be credited. In addition, Parent has agreed to reimburse BancAmerica Robertson Stephens for all out-of-pocket expenses incurred by BancAmerica Robertson Stephens, including the reasonable fees of its counsel (which expenses, other than legal expenses and expenses relating to BancAmerica Robertson Stephens acting as Dealer Manager in connection with the Offer, shall not exceed $25,000 per quarter without the prior consent of Parent), and to indemnify BancAmerica Robertson Stephens and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws. In the ordinary course of its business, BancAmerica Robertson Stephens and its affiliates may actively trade in the Shares for its own account and for the account of its customers, and accordingly, may at any time hold a long or short position in the Shares.

     Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent, and BankBoston, N.A. to act as the Depositary, in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

     Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 9 above (except that they will not be available at the regional offices of the Commission).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

February 20, 1998                                     HADCO ACQUISITION CORP. II

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PURCHASER AND PARENT

A.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated below, the business address of each such person is 12A Manor Parkway, Salem, New Hampshire 03079. Unless otherwise indicated below, each person is a citizen of the United States.

NAME AND                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
BUSINESS ADDRESS        AGE                           EMPLOYMENT HISTORY
---------------------   ----  ------------------------------------------------------------------
Andrew E. Lietz......    59   Director of Hadco Corporation since 1993; President and Chief
                              Executive Officer of Hadco Corporation since October 1995; Chief
                              Operating Officer and Vice President of Hadco Corporation from
                              July 1991 to October 1995; Director of Energy North Natural Gas,
                              Inc. since February 1998; Director of Wyman-Gordon Company since
                              January 1998; Director, President and Assistant Secretary of Hadco
                              Acquisition Corp. II since February 1998.

Timothy P. Losik.....    38   Senior Vice President of Hadco Corporation since September 1997 and Chief Financial Officer, Vice President and Treasurer of Hadco
                              Corporation since March 1994; Controller of Hadco Corporation from
                              June 1992 to March 1994; Corporate Accounting Manager of Hadco
                              Corporation from March 1988 to June 1992; Director, Vice
                              President, Secretary and Treasurer of Hadco Acquisition Corp. II
                              since February 1998.

B.  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

     The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, the business address of each such person is 12A Manor Parkway, Salem, New Hampshire 03079. Unless otherwise indicated below, each individual has held his positions for more than the past five years. Unless otherwise indicated below, each person is a citizen of the United States.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME                    AGE                           EMPLOYMENT HISTORY
---------------------   ----  ------------------------------------------------------------------
Horace H. Irvine.....    60   Chairman of the Board of Hadco Corporation since 1966.

Andrew E. Lietz......    59   Director of Hadco Corporation since 1993; President and Chief
                              Executive Officer of Hadco Corporation since October 1995; Chief
                              Operating Officer and Vice President of Hadco Corporation from
                              July 1991 to October 1995; Director of Wyman-Gordon Company since
                              January 1998. Director of Energy North Natural Gas, Inc. since
                              February 1998. Director, President and Assistant Secretary of
                              Hadco Acquisition Corp. II since February 1998.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME                    AGE                           EMPLOYMENT HISTORY
---------------------   ----  ------------------------------------------------------------------
Timothy P. Losik.....    38   Senior Vice President of Hadco Corporation since September 1997 and Chief Financial Officer and Treasurer of Hadco Corporation
                              since March 1994; Vice President of Hadco Corporation from March
                              1994 to September 1997; Controller of Hadco Corporation from June
                              1992 to March 1994; Corporate Accounting Manager of Hadco
                              Corporation from March 1988 to June 1992. Director, Vice
                              President, Secretary and Treasurer of Hadco Acquisition Corp. II
                              since February 1998.

John D. Caruso,          49   Senior Vice President of Hadco Corporation since September 1997;
  Jr.................         Managing Director of Worldwide Manufacturing at Cabletron Systems,
                              a data communications company, from 1990 to September 1997.

Christopher T.           39   Senior Vice President of Hadco Corporation since September 1997;
Mastrogiacomo........         Vice President of Hadco Corporation from January 1997 to September
                              1997; Business Unit Manager of Hadco Corporation from January 1994 to January 1997; Manufacturing Manager of Hadco Corporation from
                              March 1988 to January 1994.

Richard P.               43   Senior Vice President of Hadco Corporation since September 1997
  Saporito...........         and Vice President of Hadco Corporation since December 1991.

Michael K. Sheehy....    50   Senior Vice President of Hadco Corporation since September 1997;
                              Vice President of Hadco Corporation from March 1995 to September
                              1997; Vice President of Kendall Square Research Corp. from January
                              1991 to November 1994.

Robert E. Snyder.....    57   Senior Vice President of Hadco Corporation since September 1997;
                              Managing Director of Asian Operations of Zycon Corporation from
                              January 1996 to September 1997; Vice President of Zycon
                              Corporation from February 1990 to January 1996.

James C. Hamilton....    60   Clerk of Hadco Corporation; partner in the law firm of Berlin,
                              Hamilton, & Dahmen, LLP. Mr. Hamilton's business address is 73
                              Tremont Street, Boston, Massachusetts.

Oliver O. Ward.......    62   Director of Hadco Corporation; Founder, Chairman of the Board,
                              Chief Executive Officer and President of Germanium Power Devices
                              Corp., a manufacturer and marketer of germanium semiconductors, since 1973. Mr. Ward's business address is Box 3065, Andover,
                              Massachusetts.

Patrick Sweeney......    62   Director of Hadco Corporation since 1991; Consultant to Hadco
                              Corporation since 1995; President and Chief Executive Officer of
                              Hadco Corporation from 1991 to 1995. Mr. Sweeney is a citizen of
                              Ireland and his business address is 5 Deacon Hunt Drive, Acton,
                              Massachusetts.

Lawrence Coolidge....    61   Director of Hadco Corporation since 1995; President and private trustee of Loring, Wolcott & Coolidge, a fiduciary services provider, since 1962; Associate of Loring, Wolcott & Coolidge
                              Fiduciary Advisors, a registered investment advisor, since 1994.
                              Mr. Coolidge's business address is 230 Congress Street, Boston,
                              Massachusetts.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME                    AGE                           EMPLOYMENT HISTORY
---------------------   ----  ------------------------------------------------------------------
J. Stanley Hill......    83   Director of Hadco Corporation; President of Digiplan Inc., a
                              private consultant to the computer users' industry. Mr. Hill's business address is 5011 Lake Avenue, #205, White Bear Lake,
                              Minnesota.

John F. Smith........    62   Director of Hadco Corporation since 1995; President of PerSeptive
                              Biosystems, Inc. from July 1996 to January 1997. President of
                              MYCOS International, Inc., a property development corporation, since April 1993; Senior Vice President and Chief Operating
                              Officer of Digital Equipment Corporation, a computer company, from
                              1991 to 1993. Mr. Smith's business address is 500 Old Connecticut
                              Path, Framingham, Massachusetts.

John E. Pomeroy......    56   Director of Hadco Corporation since September 1996; President and
                              Chief Executive Officer of Dover Technologies, a subsidiary of
                              Dover Corporation, since 1987. Mr. Pomeroy's business address is
                              One Marine Midland Plaza, Binghamton, New York.

James C. Taylor......    59   Director of Hadco Corporation since December 1996; Advisory
                              Director at Downer & Company, an investment banking firm, since
                              1995; Managing Director of Burns Fry Limited, an investment banking firm from 1988 to 1994. Mr. Taylor's business address is
                              211 Congress Street, Boston, Massachusetts.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:
                                BANKBOSTON, N.A.

           By Mail:                By Overnight Courier or               By Hand:
       BankBoston, N.A.                 Express Mail:             Securities Transfer and
   Corporate Reorganization           BankBoston, N.A.           Reporting Services, Inc.
         P.O. Box 8029            Corporate Reorganization           BankBoston, N.A.
     Boston, Massachusetts            150 Royall Street              1 Exchange Plaza
           02266-8029                Mail Stop: 45-01-40         55 Broadway, Third Floor
                                 Canton, Massachusetts 02021        New York, New York
        Confirm Receipt of Notice of                     By Facsimile Transmission:
      Guaranteed Delivery by Telephone:                        (781) 575-2232
               (781) 575-3120                                        or
            (For Confirmation on                               (781) 575-2233
          Guaranteed Delivery Only)                     (On Guaranteed Delivery Only)

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                      The Dealer Manager for the Offer is:
                         BANCAMERICA ROBERTSON STEPHENS
                             555 California Street
                            San Francisco, CA 94104
                                 (888) 445-6678